UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FOURTH QUARTER 2018 RESULTS1,2

Santiago, Chile, February 27, 2019 – CCU announced today its consolidated financial and operating results for the fourth quarter 2018, which ended December 31, 2018:

•          Consolidated Volumes increased 11.9%. Volume variation per Operating segment was as follows:

o   Chile 9.2%

o   International Business 19.7%.

o   Wine 1.7%

•          Net sales increased 7.9%.

•          EBITDA reached CLP 114,612 million, a 2.5% decrease. EBITDA variation per Operating segment was as follows:

o   Chile 1.4%

o   International Business (13.3)%

o   Wine 92.1%

•          Net income reached CLP 62,698 million, a 13.1% increase.

•          Earnings per share reached CLP 169.7 per share.

Key figures	4Q18	4Q17	Total change %	YTD18	YTD17	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	8,648	7,731	11.9	28,530	26,020	9.6
Net sales	550,601	510,120	7.9	1,783,282	1,698,361	5.0
Gross profit	281,963	277,051	1.8	923,271	899,622	2.6
EBIT	87,250	90,193	(3.3)	468,722	234,894	99.5
EBITDA	114,612	117,562	(2.5)	562,011	327,094	71.8
Net income	62,698	55,443	13.1	306,891	129,607	136.8
Earnings per share (CLP)	169.7	150.0	13.1	830.6	350.8	136.8

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 4Q18 compared to 4Q17, unless otherwise stated.

COMMENTS FROM THE CEO

This year CCU delivered a solid performance, with consolidated volumes that increased 9.6%, to 28.5 million hectoliters, while EBITDA grew by 71.8% to CLP 562,011 million and Net income rose 136.8% to CLP 306,891 million. These results include growth from both ongoing operations, as well as a gain of CLP 208,842 million in EBITDA and CLP 157,359 million in Net income from the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction (the “Transaction”) executed this year. The application of Hyperinflation Accounting in Argentina favorably impacted EBITDA by CLP 749 million and adversely affected Net income by CLP 6,087 million. Also this year, CCU Argentina opted in to a tax asset revaluation, which generated a CLP 6,822 million positive impact at Net income, including CLP 103 million in related operating expenses. Excluding the effects of the Transaction1, the application of Hyperinflation Accounting and the tax asset revaluation in Argentina, EBITDA increased by 7.8% to CLP 352,523 million and Net income, by 14.8% to CLP 148,797 million.

In the fourth quarter, volumes came in stronger than the annual trend, while financial results were weaker, with a consolidated EBITDA that declined 2.5% to CLP 114,612 million, despite volume growth of 11.9%. This financial result was largely explained by the sharp depreciation of our local currencies against the USD, primarily the CLP and ARS which depreciated 7.2%2 and 119.0%3, respectively. These FX fluctuations had an adverse estimated effect of CLP 19,041 million on EBITDA. Excluding these currency variations, EBITDA would have increased by 13.7%.

At the Net income level, we grew 13.1% to CLP 62,698 million this quarter. Net income includes a loss of CLP 3,158 million from Hyperinflation Accounting in Argentina, as well as a CLP 1,732 million gain, mainly due to after tax Financial income related to the Transaction4, and a CLP 6,822 million gain from the tax asset revaluation in Argentina; excluding these effects, Net income reached CLP 57,303 million, an increase of 3.4%.

In the Chile Operating segment, our top-line rose 5.8%, driven by volumes that increased 9.2%, partially offset by 3.2% lower average prices, primarily explained by product mix and promotional activities. Gross margin decreased by 48 bps, primarily due to lower prices and higher USD-denominated costs from the weaker CLP. MSD&A expenses as a percentage of Net sales improved by 43 bps, primarily due to scale and efficiencies. As a result, EBITDA grew 1.4%, reaching CLP 85,825 million, and the EBITDA margin deteriorated by 113 bps, from 27.3% to 26.2%. Excluding the negative effect from the FX fluctuation, the segment’s EBITDA would have increased 8.0%.

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported volumes that rose 19.7%, with growth in all countries. Excluding Bolivia5, volumes grew 11.8%. Revenue increased by 10.5%, as volume growth was partially offset by lower average prices in CLP, due to the impact of the 99.4%5 depreciation of the ARS against the CLP. Given that price increases in local currencies were not yet enough to offset FX pressures on USD-linked costs, gross margin contracted from 59.6% to 48.5%. Our MSD&A expenses as a percentage of Net sales improved 274 bps, thanks to efficiencies from the ExCCelencia CCU program and fixed expense dilution. All-in, EBITDA reached CLP 27,378 million, a decrease of 13.3%. EBITDA margin deteriorated by 436 bps, from 20.3% to 15.9%. Excluding the adverse effect of currency fluctuations, the segment’s EBITDA would have increased 33.8%.

The Wine Operating segment reported an 11.4% increase in revenue, explained by a 1.7% rise in volumes and a 9.5% higher average price in CLP. The higher average price was explained by an increase in prices in the domestic market and the positive tailwind on export revenues from the stronger USD against the CLP and ARS. The segment’s gross margin finally marked a turning point this quarter, with an improvement of 310 bps, from 35.3% to 38.4%, explained by the aforementioned higher average price, as well as a lower cost of wine in a portion of our sales, thanks to 2018 harvest yields which returned to historical average levels. MSD&A as a percentage of Net sales also improved this quarter, by 220 bps, explained by greater operating efficiencies. As a result, EBITDA reached CLP 10,514 million, an increase of 92.1%, and EBITDA margin improved by 800 bps, from 11.0% to 19.0%. Excluding the favorable impact from the stronger USD, the segment’s EBITDA would have increased 67.6%.

In Colombia, where we have a joint venture with Postobón, our volumes of our mainly imported premium beer portfolio grew 33.5%, surpassing 0.5 million hectoliters in 2018. In February 2019, we launched our local beer brand, Andina, which is well represented with its slogan “Colombia in a beer”, produced in our new, state-of-the art, three million hectoliter brewery, located in the outskirts of Bogota. Built to international standard specifications, the new plant will also soon begin producing the above mentioned beer portfolio, including Heineken, Miller Genuine Draft, Tecate and Sol, among others.

Looking back at 2018, we continued to consolidate our regional leadership as a multicategory beverage company. CCU delivered profitable and sustainable growth, and executed value-add transactions, while navigating Argentina’s macroeconomic headwinds and the adverse effects of Hyperinflation Accounting, as well meeting the day-to-day challenges of competing with global players in all of our markets. Looking ahead, we have put together a 2019-2021 Strategic Plan that continues to be based on our three Strategic Pillars: Growth, Profitability and Sustainability. Our plan has six strategic goals: 1) grow profitably in all our business units; 2) strengthen our brands; 3) continue to innovate; 4) execute our CCU ExCCelencia plan to capture additional efficiencies; 5) continue working towards the integral development of our employees; and 6) taking care of our planet through the development and implementation of our 2030 Environmental Vision.

1 See page 4 “Consolidated Income Statement Highlights – Full Year 2018”.

2 The CLP currency variation against the USD considers average of period (aop) compared to aop.

3 The ARS currency variation against the CLP or the USD considers 2018 end of period (eop) compared to 2017 aop.

4 See page 3 “Consolidated Income Statement Highlights – Fourth Quarter”.

5 CCU began to consolidate BBO as of August 9, 2018.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FOURTH QUARTER (Exhibit 1 & 3)
  Net sales increased 7.9%, driven by 11.9% volume growth, which was partially offset by a 3.5% decline in average price in CLP. While all three Operating segments reported an increase in volumes this quarter, growth was primarily driven by the 19.7% and 9.2% rise in volumes in the International Business and Chile Operating segments, respectively, while the Wine Operating segment contributed with a 1.7% increase. The 3.5% lower average price in CLP was primarily explained by the 99.4%5 depreciation of the ARS against the CLP, which reduced the revenue contribution in CLP from the International Business Operating segment, despite price increases in local currency, and by the 3.2% lower average price in the Chile Operating segment, explained by product mix and promotional activities. In the Wine Operating segment, the average price increased 9.5%, due to higher prices in the domestic market, as well as the favorable impact of the stronger USD on export revenues.
  Cost of sales increased 15.3%, explained by the 11.9% increase in volumes and the 3.0% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 2.1% decrease in Cost of sales per hectoliter, explained by manufacturing efficiencies, which more than offset the increase in USD-linked costs from the 7.2%4 depreciation of the CLP against the USD. In the International Business Operating segment, the Cost of sales per hectoliter in CLP increased 17.8%, primarily due to the impact of the 119.0%5 depreciation of the ARS/USD on USD-linked costs, as well as the effects of inflation in Argentina. In the Wine Operating segment, the Cost of sales per hectoliter increased only by 4.2%, indicating a marked improvement due to a lower cost of wine in a portion of our sales.
  Gross profit reached CLP 281,963 million, an increase of 1.8%, resulting in a 310 bps deterioration in our Gross margin.
  MSD&A increased 7.0%, while MSD&A as a percentage of Net sales improved by 32 bps. In the Chile Operating segment, MSD&A as a percentage of Net sales improved by 43 bps, as scale and efficiencies offset higher fuel prices. In the International Business Operating segment, MSD&A as a percentage of Net sales improved by 274 bps, explained by logistic efficiencies and scale benefits, due to strong volume growth, which more than offset the negative impact of 47.4% inflation in Argentina. In the Wine Operating segment, MSD&A as a percentage of Net sales improved 220 bps, from 27.8% to 25.6%, due to greater operating efficiencies.
  EBIT reached CLP 87,250 million, a decrease of 3.3%. These results include the application of Hyperinflation Accounting in Argentina which adversely impacted EBIT by CLP 1,140 million, CLP 92 million in expenses related to the Transaction and CLP 103 million in operating expenses related to the tax asset revaluation in Argentina. Excluding these effects, EBIT reached CLP 88,585 million, a decrease of 1.8%.
  EBITDA reached CLP 114,612 million, a decrease of 2.5%, primarily explained by the International Business Operating segment, which reported a decline of 13.3%. Our consolidated EBITDA margin contracted by 223 bps, from 23.0% to 20.8%. This financial result was largely explained by the sharp depreciation of our local currencies against the USD, primarily the CLP and ARS which depreciated 7.2%4 and 119.0%5, respectively. This FX fluctuation had an adverse estimated impact of CLP 19,041 million on EBITDA. Excluding this currency variation, EBITDA would have increased by 13.7%. On the other hand, excluding the impact of Hyperinflation Accounting, as well as the expenses related to the tax asset revaluation and to the Transaction, EBITDA reached CLP 111,815 million, a decrease of 4.9%.
  Non-operating result improved by 97.6%, with a loss of CLP 194 million compared to a loss of CLP 8,176 million last year, primarily as a result of CLP 3,853 million in lower Net financial expenses, due to higher Cash and cash equivalents, as well as a positive delta of CLP 3,567 million in Other gains, explained by gains on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets. Cash and cash equivalents maintained for upcoming Tax expenses related to the Transaction generated CLP 2,570 million in Financial income in the fourth quarter.
  Income taxes reached CLP 18,795 million, 13.3% less than last year, explained by the decrease in the corporate income tax rate in Argentina from 35.0% to 30.0% and by the CCU Argentina’s tax asset revaluation. This was partially offset by 6.1% higher consolidated taxable income, the increase of the First Category Income tax rate in Chile from 25.5% to 27.0% and by the impact on taxes resulting from our foreign currency denominated assets, as a consequence of the appreciation of the USD against the CLP.
  Net income reached CLP 62,698 million, an increase of 13.1%. This quarter Net income includes a negative impact of CLP 3,158 million from Hyperinflation Accounting in Argentina, a positive impact of CLP 1,728 million mainly due to after-tax Net financial income related to the Transaction, and a CLP 6,822 million gain from the tax asset revaluation in Argentina. Excluding these effects, Net income reached CLP 57,303 million, an increase of 3.4%.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FULL YEAR 2018 (Exhibit 2 & 4)
  Net sales rose 5.0% as a result of 9.6% higher volumes, offset by a 4.2% lower average price in CLP. Volume growth was driven by a 23.0% and 5.6% increase in volumes in the International Business and Chile Operating segments, respectively, partially offset by 3.0% lower volumes in the Wine Operating segment. The 4.2% lower average price in CLP was primarily explained by the sharp depreciation of the ARS against the CLP, which resulted in a 14.5% lower average price in CLP from the International Business Operating segment.
  Cost of sales increased 7.7%, mostly due to 9.6% higher volumes, given that the Cost of sales per hectoliter declined 1.8%. The Chile Operating segment reported a 1.9% decrease in the Cost of sales per hectoliter, explained by manufacturing efficiencies, lower cost of sugar and the 1.4% appreciation of the CLP against the USD, which reduced our USD-denominated costs, offset by higher PET and aluminum costs. In the International Business Operating segment, the Cost of sales per hectoliter in CLP decreased by 1.8%, primarily explained by currency translation, given that in local currency, the Cost of sales per hectoliter rose as a result of higher USD-linked costs, due to the sharp depreciation of the ARS/USD. In the Wine Operating segment, the 8.8% higher Cost of sales per hectoliter was the result of the higher cost of wine, following the weak 2016 and 2017 harvests in Chile.
  Gross profit reached CLP 923,271 million, a 2.6% increase, resulting in a 120 bps decline in Gross margin.
  MSD&A increased 1.9%, while MSD&A as a percentage of Net sales improved 116 bps, partially driven by the ExCCelencia CCU program in all of our Operating segments. In the Chile Operating segment our MSD&A as a percentage of Net sales increased 11 bps, as operating efficiencies were offset by higher fuel prices. In the International Business Operating segment, logistic efficiencies and scale benefits, due to our double-digit volume growth, contributed to the 544 bps improvement in MSD&A as a percentage of Net sales. In the Wine Operating segment our MSD&A as a percentage of Net sales improved 101 bps, from 26.4% to 25.4%, due to higher operating efficiencies.
  EBIT reached CLP 468,722 million, an increase of 99.5%. These results include growth from both ongoing operations, as well as a gain of CLP 208,842 million from the Transaction, the application of Hyperinflation Accounting in Argentina which adversely impacted EBIT by CLP 5,023 million and also CLP 103 million in operating expenses related to the tax asset revaluation in Argentina. Excluding these effects, EBIT reached CLP 265,006 million, an increase of 12.8%.
  EBITDA grew by 71.8% to CLP 562,011 million. These results include growth from both ongoing operations, as well as a gain of CLP 208,842 million from the Transaction, the application of Hyperinflation Accounting in Argentina which favorably impacted EBITDA by CLP 749 million and also CLP 103 million in operating expenses related to the tax asset revaluation in Argentina. Excluding these effects, EBITDA reached CLP 352,523 million, an increase of 7.8%.
  Non-operating result improved by 72.6%, with a loss of CLP 10,510 million compared to a loss of CLP 38,420 million last year, as a result of CLP 11,349 million in lower Net financial expenses, due to higher Cash and cash equivalents; USD-denominated assets generated Foreign currency exchange differences, which this period represented a gain of CLP 3,300 million, compared to a loss of CLP 2,563 million last year; and Other gains/(losses) presented a gain of CLP 4,030 million this period, compared to a loss of CLP 7,717 million last year, explained by gains on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets.
  Income taxes reached CLP 136,127 million, compared to CLP 48,366 million last year, explained by an increase of 133.2% in consolidated taxable income, the increase of the First Category Income tax rate in Chile from 25.5% to 27.0% and by the impact on taxes resulting from our foreign currency denominated assets, as a consequence of the appreciation of the USD against the CLP. This was partially offset by the decrease in the corporate income tax rate in Argentina from 35.0% to 30.0% and by CCU Argentina’s tax asset revaluation.
  Net income rose 136.8% to CLP 306,891 million, which includes growth from both ongoing operations, as well as a gain of CLP 157,359 million from the Transaction, composed by the reported one-time gain in the second quarter of CLP 153,496 million, as well as CLP 2,131 million in 3Q18 and CLP 1,732 million in 4Q18, which we should highlight at year-end, as it mainly corresponds to after-tax Net financial income related to Cash and cash equivalents maintained for upcoming Tax expenses from the Transaction. This growth, however, was partially offset by the application of Hyperinflation Accounting in Argentina, which adversely impacted Net income by CLP 6,087 million. Also this year, CCU Argentina opted in to a tax asset revaluation, which generated a CLP 6,822 million positive impact at Net income. Excluding these effects, Net income increased by 14.8% to CLP 148,797 million.

HIGHLIGHTS OPERATING SEGMENTS FOURTH QUARTER
1. CHILE OPERATING SEGMENT

In the Chile Operating segment, our top-line rose 5.8%, driven by volumes that increased 9.2%, partially offset by 3.2% lower average prices, primarily explained by product mix and promotional activities. Gross margin decreased by 48 bps, primarily due to lower prices and higher USD-denominated costs from the weaker CLP. MSD&A expenses as a percentage of Net sales improved by 43 bps, primarily due to scale and efficiencies. As a result, EBITDA grew 1.4%, reaching CLP 85,825 million, and the EBITDA margin deteriorated by 113 bps, from 27.3% to 26.2%. Excluding the negative effect from the FX fluctuation, the segment’s EBITDA would have increased 8.0%.

For the fourth year in a row, CCU organized the campaign 27 Toneladas de Amor CCU Teletón, which aims to, simultaneously, provide financial support to the Teletón (the annual Chilean charity for disabled children) and help our environment through recycling. This initiative consists in the collection of plastic bottles in 260 locations throughout the country. These bottles are then recycled and the proceeds from the sale of these materials are donated to the Teletón. This year the campaign collected and recycled 67 tons of bottles.

This year we continued to make important progress in our Environmental Vision 2020 plan, where we have already exceeded two of our three goals for the year 2020: we reduced our water consumption by 42.2% (the original target was 33%) and our greenhouse gas emissions by 24.4% (our goal was 20%). We also advanced towards our goal of 100% valorization of industrial waste, ending the year at 98.5%. During 2019, we will be setting the goals for our Environmental Vision 2030 plan.

As part of our electromobility plan, Transportes CCU began to operate the first 100% electric, high-tonnage truck in the country. With a capacity of up to 13 tons and a range of 280 kilometers, the heavy-load vehicle will be used to transport CCU’s products in Santiago. The goal is for electric vehicles to represent 50% of the fleet by 2030.

CCU entered the cider category with the launch of Cygan, a beverage made from green and red apples, with an alcohol content of 4.5° and 64 calories per 100 ml.

CCU launched Escudo Sin Filtrar, an unfiltered beer with strong character and aromas of malt and fresh hops, as well as Smooth Lager de Royal Guard, a refreshing and easy drinking beer based on Royal Guard’s original recipe. We also expanded our no sugar added carbonated soft drink offering with the launch of Pepsi Zero Limón.

2. INTERNATIONAL BUSINESS OPERATING SEGMENT

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported volumes that rose 19.7%, with growth in all countries. Excluding Bolivia, volumes grew 11.8%. Revenue increased by 10.5%, as volume growth was partially offset by lower average prices in CLP, due to the impact of the 99.4%4 depreciation of the ARS against the CLP. Given that price increases in local currencies were not yet enough to offset FX pressures on USD-linked costs, gross margin contracted from 59.6% to 48.5%. Our MSD&A expenses as a percentage of Net sales improved 274 bps, thanks to efficiencies from the ExCCelencia CCU program and fixed expense dilution. All-in, EBITDA reached CLP 27,378 million, a decrease of 13.3%. EBITDA margin deteriorated by 436 bps, from 20.3% to 15.9%. Excluding the adverse effect of currency fluctuations, the segment’s EBITDA would have increased 33.8%.

In Argentina, CCU continued to innovate in packaging with the launch of the 710 cc aluminum can for our brand Schneider and the 473 cc aluminum can for our national premium brand Imperial.

3. WINE OPERATING SEGMENT

The Wine Operating segment reported an 11.4% increase in revenue, explained by a 1.7% rise in volumes and a 9.5% higher average price in CLP. The higher average price was explained by an increase in prices in the domestic market and the positive tailwind on export revenues from the stronger USD against the CLP and ARS. The segment’s gross margin finally marked a turning point this quarter, with an improvement of 310 bps, from 35.3% to 38.4%, explained by the aforementioned higher average price, as well as a lower cost of wine in a portion of our sales, thanks to 2018 harvest yields which returned to historical average levels. MSD&A as a percentage of Net sales also improved this quarter, by 220 bps, explained by greater operating efficiencies. As a result, EBITDA reached CLP 10,514 million, an increase of 92.1%, and EBITDA margin improved by 800 bps, from 11.0% to 19.0%. Excluding the favorable impact from the stronger USD, the segment’s EBITDA would have increased 67.6%.

In December 2018, Viña San Pedro Tarapacá S.A. (VSPT) signed an agreement to acquire part of Pernod Ricard’s wine business in Argentina. The purchase agreement, which is subject to local regulatory approval, includes the Argentine wine brands Graffigna, Colón and Santa Silvia, which represent roughly 1.5 million boxes of 9 liter wine bottles per year, as well as a winery in the San Juan province and two vineyards in Mendoza.

VSPT’s recently launched EPICA Sangría, our first premium sangria beverage in Chile, received the Product of the Year 2019 award, based on the results of an online consumer survey conducted by GfK Adimark.

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay, Peru and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer industry and in Peru, in the pisco industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

HYPERINFLATION ACCOUNTING

Inflation in Argentina has shown significant increases since the beginning of 2018. The three year cumulative inflation rate, calculated using different combinations of consumer price indexes, has exceeded 100% for several months, and inflation continues to increase. The three year cumulative inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy for accounting purposes as of July 1st, 2018 (For further information see our December 31, 2018 Consolidated Financial Statements).

The application by first time of IAS 29 gave rise to a positive adjustment of CLP 92,241 million, net of taxes, which have been charged to the "Reserve of exchange differences on translation" account (Other comprehensive income). On the other hand, during fiscal year 2018, the application of this standard generated a gain in net monetary position financial income of CLP 2,313 million (before tax), which is recognized in the Consolidated Statement of Incomes under "Result as per adjustment units". Additionally, since the Argentine economy was declared as hyperinflationary, a loss of CLP 6,087 million was recorded in results for the year, generated by the inflation adjustment and translation at the year-end exchange rate as of December 31, 2018.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.

•         International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in the Argentina, Uruguay, Paraguay and Bolivia.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean domestic market.

•         Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions between segments.

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

Exhibit 1: Consolidated Income Statement (Fourth Quarter 2018)
Fourth Quarter	2018	2017	Total
	(CLP million)		Change %
Net sales	550,601	510,120	7.9
Cost of sales	(268,638)	(233,069)	15.3
% of Net sales	48.8	45.7
Gross profit	281,963	277,051	1.8
MSD&A	(201,784)	(188,565)	7.0
% of Net sales	36.6	37.0
Other operating income/(expenses)	7,071	1,707	314.3
EBIT	87,250	90,193	(3.3)
EBIT margin %	15.8	17.7
Net financial expenses	(2,207)	(6,060)	(63.6)
Equity and income of JVs and associated	114	(480)	(123.8)
Foreign currency exchange differences	(1,404)	(550)	155.0
Results as per adjustment units	811	(10)	(7,970.4)
Other gains/(losses)	2,491	(1,076)	(331.6)
Non-operating result	(194)	(8,176)	(97.6)
Income/(loss) before taxes	87,056	82,017	6.1
Income taxes	(18,795)	(21,680)	(13.3)
Net income for the period	68,261	60,337	13.1

Net income attributable to:
The equity holders of the parent	62,698	55,443	13.1
Non-controlling interest	(5,563)	(4,894)	13.7

EBITDA	114,612	117,562	(2.5)
EBITDA margin %	20.8	23.0

Excluding the effects of the Transaction, Hyperinflation Accounting and the tax asset revaluation
Net sales	527,784	510,120	3.5
EBIT	88,585	90,193	(1.8)
EBIT margin %	16.8	17.7
EBITDA	111,815	117,562	(4.9)
EBITDA margin %	16.8	17.7
Net income (attributable to equity holders of the parent)	57,303	55,443	3.4

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	169.7	150.0	13.1
Earnings per ADR (CLP)	339.4	300.1	13.1

Depreciation	27,362	27,370	(0.0)
Capital Expenditures	41,377	31,501	31.4

Exhibit 2: Consolidated Income Statement (Twelve months ended on December 31, 2018)
YTD as of December	2018	2017	Total
	(CLP million)		Change %
Net sales	1,783,282	1,698,361	5.0
Cost of sales	(860,011)	(798,739)	7.7
% of Net sales	48.2	47.0
Gross profit	923,271	899,622	2.6
MSD&A	(681,576)	(668,783)	1.9
% of Net sales	38.2	39.4
Other operating income/(expenses)	227,027	4,056	5,497.9
EBIT	468,722	234,894	99.5
EBIT margin %	26.3	13.8
Net financial expenses	(7,766)	(19,115)	(59.4)
Equity and income of JVs and associated	(10,816)	(8,914)	21.3
Foreign currency exchange differences	3,300	(2,563)	(228.7)
Results as per adjustment units	742	(111)	(771.3)
Other gains/(losses)	4,030	(7,717)	(152.2)
Non-operating result	(10,510)	(38,420)	(72.6)
Income/(loss) before taxes	458,211	196,474	133.2
Income taxes	(136,127)	(48,366)	181.5
Net income for the period	322,085	148,108	117.5

Net income attributable to:
The equity holders of the parent	306,891	129,607	136.8
Non-controlling interest	(15,194)	(18,501)	(17.9)

EBITDA	562,011	327,094	71.8
EBITDA margin %	31.5	19.3

Excluding the effects of the Transaction, Hyperinflation Accounting and the tax asset revaluation
Net sales	1,775,918	1,698,361	4.6
EBIT	265,006	234,894	12.8
EBIT margin %	14.9	13.8
EBITDA	352,523	327,094	7.8
EBITDA margin %	19.9	19.3
Net income (attributable to equity holders of the parent)	148,797	129,607	14.8

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	830.6	350.8	136.8
Earnings per ADR (CLP)	1,661.1	701.5	136.8

Depreciation	93,289	92,200	1.2
Capital Expenditures	131,440	125,765	4.5

Exhibit 3: Segment Information (Fourth Quarter 2018)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2018	2017	YoY %	2018	2017	YoY %	2018	2017	YoY %
Volumes	5,678	5,198	9.2	2,622	2,191	19.7	348	342	1.7
Net sales	327,601	309,688	5.8	171,884	155,593	10.5	55,216	49,582	11.4
Net sales (CLP/HL)	57,701	59,582	(3.2)	65,552	71,015	(7.7)	158,685	144,977	9.5
Cost of sales	(147,278)	(137,750)	6.9	(88,561)	(62,844)	40.9	(34,009)	(32,074)	6.0
% of Net sales	45.0	44.5		51.5	40.4		61.6	64.7
Gross profit	180,323	171,938	4.9	83,323	92,749	(10.2)	21,207	17,508	21.1
% of Net sales	55.0	55.5		48.5	59.6		38.4	35.3
MSD&A	(112,593)	(107,759)	4.5	(67,374)	(65,257)	3.2	(14,148)	(13,795)	2.6
% of Net sales	34.4	34.8		39.2	41.9		25.6	27.8
Other operating income/(expenses)	1,368	1,697		3,954	(252)		1,388	(58)
EBIT	69,098	65,877	4.9	19,903	27,239	(26.9)	8,447	3,655	131.1
EBIT margin	21.1	21.3		11.6	17.5		15.3	7.4
EBITDA	85,825	84,622	1.4	27,378	31,562	(13.3)	10,514	5,473	92.1
EBITDA margin	26.2	27.3		15.9	20.3		19.0	11.0
Excluding the effects of the Transaction, Hyperinflation Accounting and tax asset revaluation:
Net sales	327,601	309,688	5.8	149,216	155,593	(4.1)	54,805	49,582	10.5
EBIT	69,098	65,877	4.9	20,897	27,239	(23.3)	8,528	3,655	133.3
EBITDA	85,825	84,622	1.4	24,284	31,562	(23.1)	10,551	5,473	92.8

	4. Other/eliminations			Total
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2018	2017	YoY %	2018	2017	YoY %
Volumes				8,648	7,731	11.9
Net sales	(4,101)	(4,743)	(13.5)	550,601	510,120	7.9
Net sales (CLP/HL)				63,671	65,987	(3.5)
Cost of sales	1,211	(400)	(402.5)	(268,638)	(233,069)	15.3
% of Net sales				48.8	45.7
Gross profit	(2,890)	(5,143)	(43.8)	281,963	277,051	1.8
% of Net sales				51.2	54.3
MSD&A	(7,669)	(1,754)	337.3	(201,784)	(188,565)	7.0
% of Net sales				36.6	37.0
Other operating income/(expenses)	361	319		7,071	1,707
EBIT	(10,198)	(6,578)	55.0	87,250	90,193	(3.3)
EBIT margin				15.8	17.7
EBITDA	(9,106)	(4,094)	122.4	114,612	117,562	(2.5)
EBITDA margin				20.8	23.0
Excluding the effects of the Transaction, Hyperinflation Accounting and tax asset revaluation:
Net sales	(3,838)	(4,743)	(19.1)	527,784	510,120	3.5
EBIT	(9,938)	(6,578)	51.1	88,585	90,193	(1.8)
EBITDA	(8,846)	(4,094)	116.1	111,815	117,562	(4.9)

Exhibit 4: Segment Information (Twelve months ended on December 31, 2018)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2018	2017	YoY %	2018	2017	YoY %	2018	2017	YoY %
Volumes	18,868	17,863	5.6	8,273	6,726	23.0	1,389	1,431	(3.0)
Net sales	1,109,574	1,047,119	6.0	483,926	460,317	5.1	206,519	204,454	1.0
Net sales (CLP/HL)	58,807	58,620	0.3	58,494	68,439	(14.5)	148,696	142,844	4.1
Cost of sales	(501,256)	(483,604)	3.6	(230,069)	(190,387)	20.8	(133,272)	(126,244)	5.6
% of Net sales	45.2	46.2		47.5	41.4		64.5	61.7
Gross profit	608,318	563,515	8.0	253,857	269,930	(6.0)	73,247	78,209	(6.3)
% of Net sales	54.8	53.8		52.5	58.6		35.5	38.3
MSD&A	(407,243)	(383,169)	6.3	(210,591)	(225,342)	(6.5)	(52,409)	(53,942)	(2.8)
% of Net sales	36.7	36.6		43.5	49.0		25.4	26.4
Other operating income/(expenses)	1,586	2,438		223,079	678		1,829	252
EBIT	202,662	182,784	10.9	266,345	45,266	488.4	22,667	24,519	(7.6)
EBIT margin	18.3	17.5		55.0	9.8		11.0	12.0
EBITDA	265,811	247,592	7.4	286,143	60,834	370.4	30,602	32,025	(4.4)
EBITDA margin	24.0	23.6		59.1	13.2		14.8	15.7
Excluding the effects of the Transaction, Hyperinflation Accounting and tax asset revaluation:
Net sales	1,109,574	1,047,119	6.0	476,688	460,317	3.6	206,392	204,454	0.9
EBIT	202,662	182,784	10.9	59,835	45,266	32.2	22,971	24,519	(6.3)
EBITDA	265,811	247,592	7.4	73,927	60,834	21.5	30,840	32,025	(3.7)

	4. Other/eliminations			Total
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2018	2017	YoY %	2018	2017	YoY %
Volumes				28,530	26,020	9.6
Net sales	(16,736)	(13,530)	23.7	1,783,282	1,698,361	5.0
Net sales (CLP/HL)				62,506	65,271	(4.2)
Cost of sales	4,585	1,498	206.1	(860,011)	(798,739)	7.7
% of Net sales				48.2	47.0
Gross profit	(12,152)	(12,032)	1.0	923,271	899,622	2.6
% of Net sales				51.8	53.0
MSD&A	(11,333)	(6,331)	79.0	(681,576)	(668,783)	1.9
% of Net sales				38.2	39.4
Other operating income/(expenses)	533	687		227,027	4,056
EBIT	(22,952)	(17,676)	29.9	468,722	234,894	99.5
EBIT margin				26.3	13.8
EBITDA	(20,545)	(13,358)	53.8	562,011	327,094	71.8
EBITDA margin				31.5	19.3
Excluding the effects of the Transaction, Hyperinflation Accounting and tax asset revaluation:
Net sales	(16,736)	(13,530)	23.7	1,775,918	1,698,361	4.6
EBIT	(20,462)	(17,676)	15.8	265,006	234,894	12.8
EBITDA	(18,055)	(13,358)	35.2	352,523	327,094	7.8

Exhibit 5: Balance Sheet
	December 31	December 31
	2018	2017
	(CLP million)
ASSETS
Cash and cash equivalents	319,014	170,045
Other current assets	621,993	559,062
Total current assets	941,007	729,107

PP&E (net)	1,021,267	917,913
Other non current assets	443,591	329,209
Total non current assets	1,464,858	1,247,123
Total assets	2,405,865	1,976,229

LIABILITIES
Short term financial debt	62,767	53,592
Other liabilities	582,957	415,158
Total current liabilities	645,724	468,749

Long term financial debt	228,185	161,002
Other liabilities	142,839	119,649
Total non current liabilities	371,025	280,651
Total Liabilities	1,016,749	749,400

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(151,048)	(178,075)
Retained earnings	868,482	716,459
Total equity attributable to equity holders of the parent	1,280,127	1,101,077
Non - controlling interest	108,989	125,752
Total equity	1,389,116	1,226,829
Total equity and liabilities	2,405,865	1,976,229

OTHER FINANCIAL INFORMATION

Total Financial Debt	290,952	214,593

Net Financial Debt	(28,062)	44,549

Liquidity ratio	1.46	1.56
Total Financial Debt / Capitalization	0.17	0.15
Net Financial Debt / EBITDA	(0.05)	0.14

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 27, 2019